Exhibit 99.2
This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports 2025 Q4 and full-year results, announces 2026 financial targets

•All 2025 financial guidance targets achieved
•2.3% consolidated adjusted EBITDA1 growth in Q4 delivered 1.0 percentage-point increase in adjusted EBITDA margin2 to 41.6% – highest Q4 margin in over 30 years
•Q4 net earnings of $632 million, up 25.1%, with net earnings attributable to common shareholders of $594 million, up 28.9% or $0.64 per common share; adjusted net earnings1 of $643 million yielded adjusted EPS1 of $0.69, down 12.7%
•Wireless operating momentum continues: 56,124 postpaid mobile phone net subscriber3 activations in Q4; postpaid churn3 down 0.17 points to 1.49% – third consecutive quarter of year-over-year improvement
•49,168 retail fibre Internet net subscriber3 activations in Q4, including Ziply Fiber, which contributed to 16.6% Internet revenue growth
•AI-powered solutions revenue4 up 31% in Q4, driven by growth at Bell Cyber and Ateko
•Crave subscriptions up 26% in Q4 to 4.6 million, driven by strong direct-to-consumer streaming growth; Q4 was the most watched quarter in Crave history
•Strong contribution from acquisition of Ziply Fiber on August 1, 2025

MONTRÉAL, February 5, 2026 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2025 and provided financial guidance for 2026.

“Bell’s disciplined focus on its four strategic priorities – putting the customer first; delivering the best fibre and wireless networks; leading in enterprise with AI-powered solutions; and building a digital media and content powerhouse – delivered strong results in 2025,” said Mirko Bibic, President and CEO, BCE and Bell Canada.

“In the fourth quarter, BCE delivered 2.3% adjusted EBITDA growth and expanded margins by 100 basis points to 41.6%, our highest Q4 margin in more than 30 years. Wireless operating momentum continued, with postpaid churn improving year-over-year for a third consecutive quarter to 1.49%, while Internet revenues grew 16.6%, supported by the contribution from Ziply Fiber. For the full year, we achieved all of our 2025 financial guidance targets, grew free cash flow1 by 10% to $3.2 billion and expanded adjusted EBITDA margin to 43.6% — the highest annual level in more than 30 years.”

“2025 was about setting the plan: strengthening the balance sheet, sharpening our capital allocation discipline and clearly defining our three-year strategy at BCE’s Investor Day. As we move into 2026, our focus shifts decisively to execution as we lean in even further on our key priorities including our fibre growth strategy in the United States. With a clear strategy, a more disciplined capital framework and the organization energized and aligned around delivery, we are well positioned to drive sustainable free cash flow growth and deliver long-term returns for shareholders.”
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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
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2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
4AI-powered solutions revenue is comprised of revenue from Ateko, Bell Cyber and Bell AI Fabric.

KEY BUSINESS DEVELOPMENTS

Put the customer first
•Bell announced the launch of hardware-free Fibe TV, allowing customers in Ontario and Québec to stream live and on-demand content on compatible Smart TVs and streaming devices without the need for set-top boxes. The Fibe TV app was made available on additional platforms, including compatible Samsung, LG and Roku Smart TVs.
•Bell and no name™ mobile expanded the no name™ prepaid mobile service to all Maxi store locations across Québec, increasing access to low-cost mobile plans and reliable nationwide coverage across the province.

Deliver the best fibre and wireless networks
•Bell Pure Fibre was named Canada’s Fastest Internet for the sixth consecutive reporting period in the Ookla® Q3-Q4 2025 SpeedtestTM awards, a global leader in fixed and mobile network testing and analysis5. Bell Pure Fibre also received Best Internet, Best Internet Service Provider Gaming Experience and Top-Rated Internet honours from Ookla5.
•Bell 5G secured top honours from Ookla as Canada’s Fastest and Best 5G wireless network, Best 5G Gaming Experience, Fastest Mobile Network and Best Mobile Gaming Experience in the Ookla Q3-Q4 2025 Speedtest awards5.
•Bell delivered its top mobile speeds across parts of Ontario, with its latest spectrum deployment providing speeds up to 65% faster6 for customers in key Ontario markets. This rollout builds on Bell’s investments in 5G Advanced technology, laying the foundation for next-generation wireless experiences.

Lead in enterprise with AI-powered solutions
•Ateko, Bell’s service integrator business for AI-powered solutions, announced the acquisition of SDK Tek, strengthening its AI, data and analytics capabilities to meet growing demand from businesses and governments for advanced digital solutions, and reinforcing its position as a national leader in AI-powered services.
•Bell and Queen’s University announced a memorandum of understanding (MOU) to build and operate sovereign, next-generation AI supercomputing infrastructure. The partnership will enhance Canada’s AI capacity, drive domestic adoption of AI tools, and strengthen digital sovereignty.

Build a digital media and content powerhouse
•Bell Media announced the largest expansion of Crave in the streamer’s history, adding 10,000 hours of content, representing a 30% increase, including national and local news, select sports, more content from CTV and Noovo, expanded kids’ programming, and significant enhancements to the user experience.
•Crave Original Heated Rivalry has received unprecedented global fanfare since its debut, including international sales through distributor Sphere Abacus to HBO Max in territories including U.S., Latin America, Europe and Australia, Movistar Plus+ in Spain, and Sky in New Zealand, UK and Ireland, mentions on notable ‘must watch’ lists and profiles of the stars in publications, broadcast and in social media around the world. The smash hit series has received an early renewal for Season 2.

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•Canadian content dominated on Crave over the December holiday period. Six of the top 10 most-watched series on Crave over the holiday period were Canadian originals and 57 of the Top 100 TV episodes streamed were Canadian.
•Bell Media, in partnership with Loblaw Advance, announced a first-to-market closed-loop measurement solution for video advertisers across linear TV and Connected TV, combining Bell Media’s premium inventory and robust first-party data with extensive point-of-sale insights from Loblaw Advance.
•TSN, RDS and CTV’s coverage of the 112th GREY CUP delivered a 13% year-over-year increase, averaging 4.06 million viewers, demonstrating the continued success of sports content across the networks.

Bell for Better
•Bell renewed its partnership with the Canadian Olympic Committee through the 2032 Olympic Games, extending its role as the Official Telecommunications Partner of Team Canada. As part of the renewed partnership, Bell launched Bell Starting Line, a new Bell for Better initiative focused on helping remove barriers for athletes from underrepresented communities.
•Bell announced a $10 million commitment toward Canadian mental health in 2026, bringing total investment to $194 million since the launch of Bell Let’s Talk in 2010.
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5 Based on Ookla® Speedtest Intelligence® data, 2H 2025. All rights reserved.
6 Based on wireless network testing comparing download speeds before and after deployment of the 3800 MHz spectrum and introduction of the n77 frequency band.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2025	Q4 2024	% change	2025	2024	% change
BCE
Operating revenues	6,404	6,422	(0.3%)	24,468	24,409	0.2%
Net earnings	632	505	25.1%	6,514	375	n.m.
Net earnings attributable to common shareholders	594	461	28.9%	6,305	163	n.m.
Adjusted net earnings	643	719	(10.6%)	2,601	2,773	(6.2%)
Adjusted EBITDA	2,664	2,605	2.3%	10,658	10,589	0.7%
Net earnings per common share (EPS)	0.64	0.51	25.5%	6.79	0.18	n.m.
Adjusted EPS	0.69	0.79	(12.7%)	2.80	3.04	(7.9%)
Cash flows from operating activities	1,561	1,877	(16.8%)	6,993	6,988	0.1%
Capital expenditures	(1,317)	(963)	(36.8%)	(3,700)	(3,897)	5.1%
Free cash flow	225	874	(74.3%)	3,178	2,888	10.0%

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BCE operating revenues were $6,404 million in Q4, down 0.3% compared to Q4 2024. This result reflected a 15.0% decline in product revenue to $965 million, partly offset by 2.9% higher service revenue of $5,439 million.
•The increase in service revenue reflects the contribution of Bell Communication and Technology Services (Bell CTS) U.S., which includes the results from Ziply Fiber’s operations since the acquisition on August 1, 2025, partly offset by year-over-year declines at Bell CTS Canada and Bell Media.

For full-year 2025, BCE operating revenue increased 0.2% to $24,468 million, reflecting 0.6% higher service revenue, partly offset by a 2.2% decrease in product revenue.

Net earnings in Q4 increased 25.1% to $632 million and net earnings attributable to common shareholders totalled $594 million, or $0.64 per share, up 28.9% and 25.5%, respectively.
•The year-over-year increases were due to:
ohigher other income, as we recorded net mark-to-market losses in Q4 2024 on derivatives used to economically hedge equity settled share-based compensation due to a decrease in BCE’s common share price in Q4 last year;
ohigher adjusted EBITDA;
ogains on investments resulting from the sale of substantially all of our home security and monitored alarm assets.
•These factors were partly offset by higher depreciation and amortization expense, higher asset impairment charges, higher income taxes and higher interest expense.

For full-year 2025, net earnings increased $6,139 million to $6,514 million and net earnings attributable to common shareholders were $6,305 million, or $6.79 per share, up $6,142 million and $6.61 per share, respectively, due to higher gains on investments resulting from the sale of our minority stake in Maple Leaf Sports and Entertainment Ltd. (MLSE) and lower impairment of assets and higher other income.

Adjusted net earnings were down 10.6% in Q4 to $643 million, resulting in a 12.7% decrease in adjusted EPS to $0.69. For full-year 2025, adjusted net earnings were down 6.2% to $2,601 million, resulting in a 7.9% decrease in adjusted EPS to $2.80.

Adjusted EBITDA grew 2.3% in Q4 to $2,664 million, reflecting the contribution of Bell CTS U.S., partly offset by decreases of 0.9% and 10.7% at Bell CTS Canada and Bell Media, respectively.

BCE’s adjusted EBITDA margin increased 1.0 percentage point to 41.6% from 40.6% in Q4 2024. This result was driven by a 2.0% reduction in operating costs reflecting lower cost of goods sold from decreased sales of low-margin products in the quarter, decreased labour costs attributable to workforce reductions, as well as technology and automation-enabled operating efficiencies across the organization.

For full-year 2025, adjusted EBITDA grew 0.7% to $10,658 million, while BCE’s adjusted EBITDA margin increased 0.2 percentage points to 43.6% from 43.4% in 2024, representing our highest annual margin result in more than 30 years.

BCE capital expenditures in Q4 were $1,317 million, up 36.8% from $963 million in Q4 last year, corresponding to a capital intensity7 of 20.6%, compared to 15.0% in Q4 2024.

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•The year-over-year increase reflected $260 million in capital investments in the U.S. focused on the continued expansion of Ziply Fiber’s fibre-to-the-premise (FTTP) network, as well as higher capital expenditures at Bell CTS Canada reflecting the timing of spend.

For full-year 2025, BCE capital expenditures were $3,700 million, down from $3,897 million the year before, for a capital intensity of 15.1% compared to 16.0% in 2024.
•The year-over-year decrease is consistent with a planned reduction in capital spending largely attributable to slower FTTP footprint expansion in Canada, in part due to regulatory decisions that discourage network investment, and partially offset by Ziply Fiber’s FTTP expansion.

BCE cash flows from operating activities in Q4 were $1,561 million, down 16.8% from Q4 2024, reflecting increased cash taxes due mainly to the timing of instalment payments and lower cash from working capital, partly offset by higher adjusted EBITDA and lower interest paid.

For full-year 2025, BCE cash flows from operating activities totalled $6,993 million, up 0.1% compared to 2024.

Free cash flow was $225 million, down 74.3% from $874 million in Q4 2024, due to higher capital expenditures and decreased cash flows from operating activities, excluding cash from acquisition and other costs paid.

For full-year 2025, BCE free cash flow increased 10.0% to $3,178 million, up from $2,888 million in 2024.
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7 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell CTS

On August 1, 2025, BCE completed its acquisition of Ziply Fiber and created the new Bell CTS U.S. segment. The results of BCE’s Canadian wireless and wireline operations are reported under Bell CTS Canada.

Bell CTS operating revenues increased 0.2% in Q4 to $5,693 million, and by 0.3% to $21,681 million for 2025, due to higher service revenue, partly offset by lower product revenue. The increases in service revenue reflect the contribution from Bell CTS U.S., partly offset by year-over-year declines at Bell CTS Canada.

Bell CTS adjusted EBITDA8 grew 3.2% in Q4 to $2,513 million, reflecting the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada. Bell CTS margin increased 1.2 percentage points to 44.1% from 42.9% in Q4 2024, driven by a 2.0% reduction in operating costs.

For full-year 2025, Bell CTS adjusted EBITDA was up 0.5% to $9,876 million with a margin increase to 45.6% from 45.5%.

Bell CTS added 49,168 net new retail fibre Internet subscribers3 in Q4 2025, down 38.2% from 79,722 in Q4 2024. Total retail high-speed Internet net subscriber3 activations, including
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net losses in our copper service areas, totalled 13,334, down 61.0% from 34,187 in Q4 2024. The decreases reflect year-over-year declines at Bell CTS Canada, partly offset by the contribution from Bell CTS U.S.

For full-year 2025, total retail net activations were 53,959, compared to 131,521 in 2024.

Bell CTS retail high-speed Internet subscribers3,9,10,11 totalled 4,890,602 at the end of 2025, up 8.9% over 2024. The increase reflects the contribution of Bell CTS U.S., partly offset by a modest decline at Bell CTS Canada.
•In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following the acquisition on August 1, 2025, we reduced our retail high-speed Internet subscriber base by 13,029 customers to align with Bell methodology for customer deactivations.

Bell CTS’ retail IPTV customer base3 decreased by 4,931 net subscribers in Q4, compared to a net loss of 444 in Q4 2024. The decrease reflects greater net losses at Bell CTS Canada and a modest net loss at Bell CTS U.S.

For full-year 2025, Bell CTS’ retail IPTV customer base decreased by 52,971 net subscribers, compared to a net gain of 21,614 in 2024.

At the end of 2025, Bell CTS served 2,085,630 retail IPTV subscribers3,9,10,12, a 2.2% decrease from 2024. The decrease reflects a decline at Bell CTS Canada, partly offset by the contribution of Bell CTS U.S.

Bell CTS retail residential NAS net losses3 were 43,077 in Q4, compared to 42,591 in Q4 2024. The higher year-over-year net losses reflect the contribution of net subscriber losses at Bell CTS U.S., partly offset by fewer net losses at Bell CTS Canada. For full-year 2025, Bell CTS retail residential NAS net losses improved by 3.3% to 181,197.

Bell CTS’ retail residential NAS customer base3,9,10 totalled 1,722,178 at the end of 2025, representing a 6.1% decline compared to 2024. The decrease reflects a decline at Bell CTS Canada, partly offset by the contribution of Bell CTS U.S.
•In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following the acquisition on August 1, 2025, we reduced our retail residential NAS subscriber base by 1,106 customers to align with Bell methodology for customer deactivations.
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8 Bell CTS adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.
9 In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 442,225, 6,089 and 84,440 subscribers, respectively.
10 In Q1 2025, we reduced our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases by 80,666, 441, and 14,150 subscribers, respectively, in Bell CTS Canada as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers in Bell CTS Canada to adjust for prior year customer deactivations following a review of customer accounts.
11 In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base in Bell CTS Canada as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently, in Bell CTS Canada, we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
12 In Q2 2024, we increased our retail IPTV subscriber base by 40,997 in Bell CTS Canada to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.

Bell CTS Canada

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Bell CTS Canada operating revenue decreased 3.9% in Q4 to $5,461 million, and by 1.5% to $21,289 million for 2025, due to both lower product and service revenue.

Bell CTS Canada product revenue decreased 15.0% in Q4 to $965 million, due mainly to:
•lower mobile device contracted sales transaction volumes given a greater sales mix of bring-your-own device customer activations;
•timing of certain wireline equipment deals with large enterprise customers.

For full-year 2025, product revenue decreased 2.2% to $3,261 million.

Bell CTS Canada service revenue was down 1.1% in Q4 to $4,496 million, reflecting:
•ongoing declines in legacy voice, data and TV services;
•greater acquisition, retention and bundle discounts on residential services compared to Q4 2024;
•lower mobile phone blended average revenue per user (ARPU)11,13,14,15.

These factors were partly offset by:
•expansion of our mobile phone, mobile connected device and fibre Internet subscriber bases;
•increased sales of AI-powered solutions driven by growth at Ateko and Bell Cyber.

For full-year 2025, service revenue decreased 1.4% to $18,028 million.

Bell CTS Canada adjusted EBITDA decreased 0.9% in Q4 to $2,413 million on the flow-through of lower year-over-year revenue. However, margin increased to 44.2% from 42.9% in Q4 2024, due to a 6.1% reduction in operating costs reflecting:
•lower cost of goods sold from decreased sales of low-margin products in the quarter;
•decreased labour costs;
•savings from our customer service centres driven by improved call placement and reduced call volumes;
•technology and automation-enabled operating efficiencies across the organization.

For full-year 2025, Bell CTS Canada adjusted EBITDA was down 1.3% to $9,705 million, while margin increased to 45.6% from 45.5% in 2024.

Postpaid mobile phone net subscriber3 activations totalled 56,124 in Q4, down 0.8% from 56,550 in Q4 2024. The decrease was the result of 9.7% lower gross subscriber activations, due to a less active market, slowing population growth attributable to government immigration policies, and our focus on higher-value subscriber loadings.
•This was mostly offset by a lower mobile phone postpaid customer churn rate, which improved 17 basis points to 1.49%, reflecting our improvements to customer service and focus on retention.

For full-year 2025, postpaid mobile phone net activations were 102,584, down 51.9%, reflecting 12.9% fewer gross subscriber activations, as mobile phone postpaid customer churn improved to 1.22% from 1.33% in 2024.

Bell’s prepaid mobile phone customer base3 declined by 3,474 net subscribers in Q4, compared to a net loss of 5,480 in Q4 2024. The improvement was the result of a lower

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customer churn rate, which improved 22 basis points to 5.93%, and 0.3% higher gross activations.

For full-year 2024, prepaid mobile phone net activations were 111,967, up 16.5%, reflecting fewer subscriber deactivations, partly offset by 1.9% lower gross activations.

Bell’s mobile phone customer base3,11,14,15 totalled 10,451,584 at the end of 2025, a 1.6% increase over 2024, comprised of 9,581,479 postpaid subscribers, up 0.5%, and 870,105 prepaid customers, up 14.8%.

Mobile phone blended ARPU was down 0.8% to $56.72 in Q4. The decrease was due to:
•ongoing but abating competitive pressure on base rate plan pricing and higher discounting;
•lower overage revenue from customers subscribing to unlimited and larger capacity data plans;
•lower outbound roaming revenue as a result of decreased travel to the Unites States and increasing adoption of Canada-U.S.-Mexico-International plans.

For full-year 2025, mobile phone blended ARPU decreased 0.9%.

Mobile connected device3 net activations increased 6.6% in Q4 to 107,011,driven by fewer data device deactivations and increased consumer IoT net activations.

For full-year 2025, mobile connected device net activations increased 4.2% to 324,002, driven by few data device deactivations and greater connected car subscriptions. At the end of 2025, mobile connected device subscribers3,14 totalled 3,359,565, an increase of 10.4% over 2024.

Bell CTS Canada retail fibre Internet subscriber activations3 totalled 43,060 in Q4 2025, compared to 79,722 in Q4 2024. Total retail high-speed Internet subscriber3 activations, including net losses in our copper service areas, totalled 12,073 in Q4, compared to 34,187 in Q4 2024. Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decreases reflect:
•aggressive promotional offers by competitors offering cable, wholesale fibre, fixed wireless and satellite Internet services;
•less new fibre footprint expansion compared to last year;
•slowing industry growth given lower immigration and slower housing starts.

For full-year 2025, Bell CTS Canada total retail high-speed Internet net activations were 48,013, compared to 131,521 in 2024.

Bell CTS Canada retail high-speed Internet subscribers3,10,11 totalled 4,455,460 at the end of 2025, down 0.8% from 2024.

Bell CTS Canada’s retail IPTV customer base3 decreased by 4,738 net subscribers in Q4, compared to a net loss of 444 in Q4 2024. The year-over-year decrease was due mainly to:
•less pull-through as a result of lower Internet volumes;
•lower customer activations on our Fibe TV streaming service.

For full-year 2025, we reported a net loss of 52,721 retail IPTV customers, compared to a net gain of 21,614 in 2024.

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At the end of 2025, Bell CTS Canada served 2,079,791 retail IPTV subscribers3,10,12, a 2.5% decrease from 2024.

Bell CTS Canada retail residential NAS net losses improved by 9.0% to 38,738 in Q4 and by 7.3% to 173,734 for 2025, due to fewer customer deactivations.

Bell CTS Canada’s retail residential NAS customer base3,10 totalled 1,646,307 at the end of 2025, representing a 10.2% decline compared to 2024.
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13 ARPU is defined as Bell CTS Canada wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.
14 In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.
15 In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base in Bell CTS Canada as at
December 31, 2024, as we stopped selling new plans for this service as of that date.

Bell CTS U.S.

Bell CTS U.S. operating revenues were $232 million in Q4 2025, reflecting:
•Internet revenues generated from residential, business and wholesale broadband Internet services primarily delivered over Ziply Fiber's fibre network, which benefitted in the quarter from the continued expansion of FTTP footprint;
•IP broadband revenues derived from the sale of commercial ethernet, dedicated Internet non-switched access, and other data transport networking options.

Bell CTS U.S. generated 2025 revenues of $392 million since its inception on August 1, 2025.

Bell CTS U.S. adjusted EBITDA was $100 million in Q4 2025, corresponding to a margin of 43.1%. Since its inception on August 1, 2025, Bell CTS U.S. generated 2025 adjusted EBITDA of $171 million with a margin of 43.6%.

Bell CTS U.S. retail high-speed Internet net subscriber3 activations totalled 1,261 in Q4 and 5,946 for 2025 since the inception of the Bell CTS U.S. segment on August 1, 2025.

Bell CTS U.S. retail residential NAS net subscriber3 losses were 4,339 in Q4 and 7,463 for 2025 since the inception of the Bell CTS U.S. segment on August 1, 2025. The net losses reflect ongoing substitution to wireless and Internet-based technologies.

Bell Media

Bell Media operating revenue decreased 3.4% in Q4 to $804 million, due to lower year-over-year advertising revenue, partly offset by higher subscriber revenue and the contribution from the acquisition of Sphere Abacus.

For full-year 2025, Bell Media operating revenue grew 0.1% to $3,154 million, reflecting higher subscriber revenue and the contributions from the OUTEDGE Media Canada and Sphere Abacus acquisitions, partly offset by lower advertising revenue.

Advertising revenue was down 11.1% in Q4, compared to the same period last year, due to continued lower demand for traditional advertising, primarily impacting conventional and entertainment specialty channels, as well as lower year-over-year audio advertising revenues

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attributable to the previously announced divestiture of 45 radio stations. These factors were partly offset by higher digital video advertising revenue.

For full-year 2025, advertising revenue decreased 5.6%.

Subscriber revenue increased 1.5% in Q4 and 2.7% in 2025 on continued Crave and sports direct-to-consumer streaming subscriber growth.

Total digital revenues16 grew 3% in Q4 and 6% in 2025, driven by continued Crave and sports direct-to-consumer streaming subscriber growth and higher digital video advertising revenue reflecting growth in ad-supported subscription tiers on Crave, Connected TV and FAST channels. Digital revenues represented 44% of total Bell Media revenue in 2025, up from 42% in 2024.

Adjusted EBITDA in Q4 was down 10.7% to $151 million, yielding a 1.5 percentage-point margin decline to 18.8%, as a result of lower year-over-year operating revenue.
•Despite contractual increases for premium content, operating costs decreased 1.5%, due to lower year-over-year content costs, decreased labour costs and other operating efficiencies.

For full-year 2025, Bell Media adjusted EBITDA grew 3.2% to $782 million with a margin increase to 24.8% compared to 24.1% in 2024.

Total Crave subscriptions increased 26% from last year to approximately 4.6 million, driven by a 65% increase in Crave direct-to-consumer streaming subscribers, while sports direct-to-consumer streaming subscribers increased 30%.
•Q4 2025 was the most watched quarter in Crave history for hours streamed;
•2025 was the most watched year in Crave streaming history for hours viewed.

CTV is the most-watched conventional network in Canada in primetime for the 24th year in a row (A25-54), with 9 programs in the Top 20 among P2+.

RDS was the top-ranked French-language non-news specialty channel and French-language sports network overall in Q4 and for 2025.

Bell Media was ranked number one in full-day viewership in the French-language entertainment specialty and pay market in Q4 and for 2025.
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16 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.4375 per common share, payable on April 15, 2026 to shareholders of record at the close of business on March 16, 2026.

OUTLOOK FOR 2026

The table below presents our 2026 financial guidance targets, which are consistent with the three-year financial outlook presented at our 2025 Investor Day. These ranges take into consideration our current outlook for 2026 as well as our 2025 consolidated financial results.

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Our financial targets for 2026 position BCE to deliver on the 2028 ambitions we set at our Investor Day.

We expect improvements in wireless pricing, increased wireless product sales, growth in AI-powered enterprise solutions, the incremental financial contribution of Ziply Fiber, media revenue growth and cost efficiencies to support higher revenue and adjusted EBITDA in 2026. We expect stable capital expenditures compared to 2025, resulting in a lower capital intensity ratio. We expect higher depreciation and amortization expense, increased interest expense and lower tax adjustments to result in lower adjusted EPS. We expect growth in adjusted EBITDA and lower severance payments to drive higher free cash flow. In 2026, free cash flow has been adjusted to exclude income taxes paid on significant divestitures (no impact to 2025 free cash flow). The guidance ranges below are unaffected by the pending divestiture of Northwestel.

	2025 Guidance	2025 Results	2026 Guidance
Revenue growth	0% to 2%	0.2%	1% to 5%
Adjusted EBITDA growth	0% to 2%	0.7%	0% to 4%
Capital intensity	Approx. 15%	15.1%	<15%
Adjusted EPS growth	(13%) to (10%)	(7.9%)	(11%) to (5%)
Free cash flow growth	6% to 11%	10.0%	4% to 10%
Annualized common dividend per share	$1.75	$1.75	$1.75

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2026 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call with the financial community to discuss Q4 2025 results and 2026 financial guidance on Thursday, February 5, 2026 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-990-2777 or 416-855-9085 and entering Conference ID 58884#. A replay will be available until midnight on March 5, 2026 by dialing 1-888-660-6264 or 289-819-1325 and entering passcode 58884#. A live audio webcast of the conference call will be available on BCE's website at BCE Q4-2025 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

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•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings attributable to common shareholders.

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The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q4 2025	Q4 2024	2025	2024
Net earnings attributable to common shareholders	594	461	6,305	163
Reconciling items:
    Severance, acquisition and other costs
    Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans
    Net equity losses on investments in associates and joint ventures
    Net (gains) losses on investments
    Net early debt redemption (gains) costs
    Impairment of assets
    Income taxes for above reconciling items
    NCI for the above reconciling items
	147 (2) - (52) (46) 40 (38) -	154 198 - 1 - 4 (99) -	517 9 - (5,217) (249) 1,027 217 (8)	454 269 247 (57) - 2,190 (467) (26)
Adjusted net earnings	643	719	2,601	2,773

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

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In Q1 2026, we will update our definitions of free cash flow and free cash flow after payment of lease liabilities to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow and free cash flow after payment of lease liabilities previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.

The following tables are reconciliations of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

	Q4 2025	Q4 2024	2025	2024
Cash flows from operating activities	1,561	1,877	6,993	6,988
Capital expenditures	(1,317)	(963)	(3,700)	(3,897)
Cash dividends paid on preferred shares	(46)	(53)	(151)	(187)
Cash dividends paid by subsidiaries to NCI	(13)	(12)	(51)	(68)
Acquisition and other costs paid	40	25	87	52
Free cash flow	225	874	3,178	2,888

($ millions)

	Q4 2025	Q4 2024	2025	2024
Cash flows from operating activities	1,561	1,877	6,993	6,988
Capital expenditures	(1,317)	(963)	(3,700)	(3,897)
Cash dividends paid on preferred shares	(46)	(53)	(151)	(187)
Cash dividends paid by subsidiaries to NCI	(13)	(12)	(51)	(68)
Acquisition and other costs paid	40	25	87	52
Free cash flow	225	874	3,178	2,888
Principal payment of lease liabilities	(248)	(270)	(1,127)	(1,142)
Free cash flow after payment of lease liabilities	(23)	604	2,051	1,746

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

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We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA and Bell CTS adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss).

The following table is a reconciliation of net earnings to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.

($ millions)

	Q4 2025	Q4 2024	2025	2024
Net earnings
 Severance, acquisition and other costs
 Depreciation
 Amortization
Finance costs
    Interest expense
    Net return on post-employment benefit plans
Impairment of assets
Net (Gains) losses on investments
Other (income) expense
Income taxes
	632 147 1,002 368 453 (25) 40 (52) (102) 201	505 154 933 317 431 (17) 4 1 102 175	6,514 517 3,861 1,377 1,775 (102) 1,027 (5,217) (287) 1,193	375 454 3,758 1,283 1,713 (66) 2,190 (57) 362 577
Adjusted EBITDA	2,664	2,605	10,658	10,589
Less: Bell Media adjusted EBITDA	(151)	(169)	(782)	(758)
Bell CTS adjusted EBITDA	2,513	2,436	9,876	9,831
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Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada’s largest communications company17, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.
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17 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Krishna Somers
krishna.somers@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: BCE’s 2026 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share) and outlook; BCE’s expectation that its financial targets for 2026 position it to deliver on its 2028 ambitions; BCE’s objective to drive sustainable free cash flow growth and deliver long-term returns for shareholders; the memorandum of understanding between Bell Canada and Queen's University to build and operate sovereign, next-generation AI supercomputing infrastructure, and the benefits expected to result therefrom; BCE’s business

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outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 5, 2026 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after February 5, 2026. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Considerable uncertainty remains around the impact of United States (U.S.) trade policy on the Canadian economy. We have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2026, representing a decrease from 1.7% in 2025
•Low population growth driven by government policies designed to reduce the inflow of newcomers
•Modest growth in consumer spending supported by past interest rate cuts and higher equity prices
•Soft growth in business investment, particularly in sectors most reliant on U.S. markets
•Relatively stable level of consumer price index (CPI) inflation
•Ongoing labour market softness
•Interest rates expected to remain at or near current levels
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•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

U.S. Economic Assumptions
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation

Canadian Market Assumptions
•A moderated level of wireless competition and sustained level of wireline competition in consumer markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The advertising market is shifting towards digital platforms and most legacy Canadian TV and radio platforms are expecting impacts from flat to declining audiences
•Increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers

U.S. Market Assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and datacenter connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or Voice over Internet Protocol (VoIP) offerings

Assumptions Applicable to our Bell CTS Canada Segment
•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Continued growth in retail Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand

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services, which, in many cases, are also sold as a service by Bell Business Markets (BBM)     to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

Assumptions Applicable to our Bell CTS U.S. Segment
•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to our Bell Media Segment
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN, and RDS through expanded distribution, partnerships, content offerings and user experience improvements
•Global content distribution growth through majority ownership of Sphere Abacus
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
•An estimated post-employment benefit plans service cost of approximately $195 million
•An estimated net return on post-employment benefit plans of approximately $145 million
•Depreciation and amortization expense of approximately $5,450 million to $5,500 million
•Interest expense of approximately $1,850 million to $1,900 million
•Interest paid of approximately $1,925 million to $1,975 million
•An average effective tax rate of approximately 26%
•Non-controlling interest of approximately $70 million
•Contributions to post-employment benefit plans of approximately $35 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds)18 of approximately $650 million to $750 million

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•Weighted average number of BCE common shares outstanding of approximately 933 million
•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on February 5, 2026, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2026 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2026 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the Unites States (U.S.) and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing artificial intelligence (AI); the inability to implement enhanced
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compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours, and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners, and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations, or rules thereunder in Canada, the U.S., or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in
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employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 5, 2026, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

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18 Excludes income taxes paid on significant divestitures.

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